                                                                  EXHIBIT (a)(8)



                       [LOGO OF KLLM TRANSPORT SERVICES]

                            Confidential Memorandum




                                 October 1999



================================================================================
                         Morgan Keegan & Company, Inc.

================================================================================

                            Confidential Disclaimer

The enclosed Confidential Descriptive Memorandum (the "Memorandum") has been prepared by Morgan Keegan & Company, Inc. ("Morgan Keegan") from information furnished to us by KLLM Transport Services, Inc. and its subsidiaries (collectively, "KLLM" or the "Company"), and other trade and statistical sources that we deem reliable. While KLLM and Morgan Keegan believe that the information contained herein is accurate, we expressly disclaim any and all liability for representations or warranties, expressed or implied, contained in, or for omissions from, this Memorandum or any other written or oral communication transmitted or made available to prospective purchasers. Any and all representations and warranties regarding the information described in this Memorandum shall be only as set forth in a definitive agreement. Any prospective purchaser acknowledges its responsibility to perform a due diligence review prior to consummating a transaction involving KLLM.

This Memorandum includes certain statements provided by the Company with respect to its anticipated future performance. Such statements are based on estimates and assumptions by KLLM's management that are subject to significant economic and competitive uncertainties beyond the control of the Company. Morgan Keegan has not attempted to independently verify any such statements and makes no representation or warranty with respect to these statements, and there can be no assurance that the future results can be realized or that actual results will not be materially different from those projected.

This Memorandum and any other written or oral communication made available to prospective purchasers has been provided for the purpose of introducing KLLM to prospective purchasers and may not be reproduced or used for any other purpose without the express written consent of Morgan Keegan and KLLM. By accepting this Memorandum, the recipient acknowledges and agrees that all of the information contained herein is confidential and subject to the Confidentiality Agreement executed by the recipient.

In furnishing this Memorandum, neither Morgan Keegan nor KLLM undertakes any obligation to provide the recipient with access to any additional information. In addition, the Company reserves the right to negotiate with one or more prospective purchasers at any time and to enter into a definitive written agreement without prior notice to the recipient or other prospective purchasers.

Any communication or inquiries related to these materials should be directed to Morgan Keegan. Under no circumstances should the management of the Company be contacted directly without the express written consent of Morgan Keegan.

             John H. Grayson, Jr.                Kenton E. Novotny
              Managing Director                   Vice President
         Direct Line: (901) 529-3701        Direct Line: (901) 531-3270

                                Reggie Richter
                                   Associate
                          Direct Line: (901) 531-3308

                         Morgan Keegan & Company, Inc.
                              Morgan Keegan Tower
                       50 North Front Street, 19th Floor
                               Memphis, TN 38103
                  Phone: (800) 366-7426 . Fax (901) 579-4355

                               Table of Contents


I.       Executive Summary

   A.    Overview......................................  1
   B.    Key Investment Highlights.....................  3

II.      Industry Overview

   A.    KLLM's Industry Segments......................  6
   B.    Dedicated Fleets..............................  7
   C.    Major Industry and Segment Trends.............  8

III.     Background

   A.    Company History............................... 10
   B.    Incorporation................................. 10
   C.    Ownership..................................... 11

IV.      Operations

   A.    Operating Divisions........................... 12
   B.    Customers..................................... 13
   C.    Trucking Lanes................................ 15
   D.    Utilization................................... 16
   E.    Average Length of Haul........................ 17
   F.    Revenue Equipment............................. 18
   G.    Maintenance................................... 20
   H.    Facilities.................................... 20
   I.    Technology.................................... 20
   J.    Sales and Marketing........................... 21

V.       Human Resources

   A.    Organizational Structure...................... 22
   B.    Management.................................... 22
   C.    Staffing by Major Function.................... 23
   D.    Drivers....................................... 24
   E.    Summary of Benefits........................... 26

VI.      Legal, Environmental and Insurance

   A.    Litigation.................................... 27
   B.    Environmental................................. 27
   C.    Insurance..................................... 27
   D.    Accident Rates and Loss Development Reserves.. 27
   E.    Safety........................................ 27
   F.    Y2K Program................................... 29

VII.     Financial Overview

   A.    Sales............................ 30
   B.    Operating Expenses............... 32
   C.    Consolidated EBIT and EBITDA..... 33
   D.    Balance Sheet Review............. 34
   E.    Fixed Assets..................... 35
   F.    Net Operating Loss Carryforward.. 35

VIII.    Appendices

   A.    Detailed List of Revenue Equipment
   B.    Audited Financial Statements
   C.    Latest 10-Q

I.   Executive Summary

A.   Overview

KLLM Transport Services, Inc. and its subsidiaries (collectively, "KLLM" or the "Company") is a full-truckload common carrier that provides transportation services in North America for both temperature-sensitive and dry commodities. KLLM's operations are carried out by two divisions: (i) the Temperature-Controlled Division and (ii) Vernon Sawyer, the dry van division. In 1998, the Temperature-Controlled Division accounted for approximately 83% of the Company's total revenue. KLLM offers a wide spectrum of temperature-controlled transportation services, including long-haul, regional and dedicated fleet services. The Company uses both Company-operated and owner-operated equipment. For the quarter ended July 2, 1999, the Company's tractor fleet averaged 1,501 Company-operated and 302 owner-operated tractors. For the same time period, the Company operated 2,091 temperature-controlled and 695 dry van trailers.

                                   Chart I-1
                                      KLLM
                        Revenue, Tractor and Trailer Mix

                                                        [THREE PIE CHARTS]
Divisional Revenue Mix                          Tractor Fleet Mix                    Trailer Fleet Mix
Vernon Sawyer            $ 38,600,000   17%     Owner-Operated        302   17%      Vernon Sawyer           695     26%
Temp-Controlled          $190,400,000   83%     Company-Operated    1,501   83%      Temp-Controlled       2,091     74%

KLLM has been in business for over 36 years and is highly regarded in the trucking industry and by its customers for its on-time delivery and high-quality service. KLLM is headquartered in Jackson, Mississippi and has over 1,900 employees nationwide. The Company has terminal operations in Atlanta, Georgia; Bastrop, Louisiana; Fontana, California; Portage, Indiana; Carlisle, Pennsylvania; and Jackson, Mississippi.

                            [MAP OF UNITED STATES]

Beginning in 1997, KLLM has taken the appropriate steps and made the necessary investments to strengthen and refocus its operations. The most significant of these actions are as follows:

 . Discontinued operations that were not critical to its core trucking business as a means to simplify operations;

 . Rationalized its customer base and trucking lanes to more profitably grow certain accounts;

 . Modernized its fleet, shortened its trade cycle and brought certain maintenance functions back in-house to reduce operating costs; and

 . Implemented a new driver compensation plan, improved its hiring practices and intensified its recruiting efforts to significantly lower driver turnover, reduce accidents and enhance service quality.

These corrective measures have negatively impacted historical financial results, but are now starting to pay dividends. Today, KLLM is a stronger, more focused and better-positioned company.

The Company had consolidated revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $229.0 million and $23.9 million, respectively, for the fiscal year ended January 1, 1999. As of July 2, 1999, the Company had tangible stockholders' equity of $51.7 million, or $12.62 per share and there were 4,095,134 shares outstanding. KLLM's common stock is publicly traded on NASDAQ under the symbol KLLM.

                                   Chart I-2
                                     KLLM
                             Financial Highlights
                                  (millions)

                               [TWO BAR CHARTS]

                            OPERATING REVENUE           EBITDA
               1995              $229.5                 $29.5
               1996               246.2                  28.8
               1997               240.8                  21.7*
               1998               229.0                  23.9

       *1997 results exclude a one-time charge of $15.8 million, primarily from the acceleration of the conversion of the Company's temperature-controlled trailer fleet to 53-foot trailers from 48-foot trailers.

                                   Table I-1
                                      KLLM
                          Income Statement Highlights
                                  (thousands)

                                                                                   Last Twelve
                                                                                   Months Ended
                                                   1996       1997*      1998      July 2, 1999
                                                 --------   --------   --------    ------------
Operating Revenue from Truckload Operations      $246,222   $240,766   $228,988      $226,455
Operating Expenses from Truckload Operations     $239,520   $240,622   $223,346      $223,226
  Operating Ratio                                    97.3%      99.9%      97.5%         98.7%
Operating Income from Truckload Operations       $  6,702   $    144   $  5,642      $  3,019
EBITDA                                           $ 28,757   $ 21,652   $ 23,912      $ 21,056
  EBITDA Margin                                      11.7%       9.0%      10.4%          9.3%

------------
* Excludes non-recurring charge of $15.8 million.


B.   Key Investment Highlights

One of the Largest Temperature-Controlled Carriers in the United States

KLLM is the second largest publicly held temperature-controlled carrier in the United States and, with $229 million in revenue in 1998, is among the five largest temperature-controlled carriers in the United States. KLLM's size gives it a distinct advantage when competing for new business and establishing long-term relationships.

Blue-Chip Customer Base/Well Positioned as a Core Carrier

KLLM's customers are some of the largest and most prominent companies in the world. Its customers include Pillsbury, Procter & Gamble, Kraft, BASF Corporation, Fresh Express, Monsanto, International Paper, M&M/Mars, Abbott Labs, Dupont, Georgia Pacific, Bayer, Rohm & Haas and Wal-Mart. Since most of these customers require both temperature-controlled and dry van transportation services and prefer to use a few core carriers, KLLM offers them a wide spectrum of shipping solutions including long-haul, regional and dedicated fleet temperature-controlled services and dry van transport. In addition, KLLM has the infrastructure and technologies necessary to support these progressive shippers. As such, KLLM is well positioned to materially expand its relationship with its current customers, as well as with other customers who are looking to shorten their vendor lists or outsource their transportation operations.

Modern Fleet

At the end of 1999, it is expected that the average age of the Company's tractor fleet will be 1.7 years and the average age of its temperature-controlled and dry van trailer fleet will be 2.9 years and 3.2 years, respectively. The Company's standard tractors are Freightliner air-ride conventional sleeper cabs with the latest in driver amenities, ABS brakes, Qualcomm satellites and Detroit Diesel Series 60 engines. Most of the Company's temperature-controlled trailers are 53-foot Wabash trailers with Carrier refrigeration units, and all of its dry van trailers are 53-foot trailers. By the end of 1999, it is expected that 53-foot trailers will comprise 70% of the Company's temperature-controlled trailer fleet. The remaining 48-foot trailers will be exchanged for 53-foot trailers in 2000.

Experienced and Dedicated Driver Base

In September 1998, the Company implemented a number of short- and long-term programs to improve driver retention and to enhance the quality of its driver
force.   These programs have had a dramatic positive impact, as KLLM's driver turnover rate has dropped, the level of driver experience has been increased, the frequency and severity of accidents have been reduced, and the quality of service has been raised. Currently, KLLM's driver turnover is 94%, which is below the industry norm and down sharply from a Company high of 140% approximately one year ago. Also, currently 82% of the Company's lead drivers have more than one year of truck driving experience, while 43% have more than five years of truck driving experience. Finally, the number of reportable DOT accidents for the six months ended July 2, 1999 has been reduced by 50% when compared to the first six months of fiscal 1998.

As of July 2, 1999, KLLM had 1,512 drivers (including approximately 85 permanent teams) and 296 owner-operators.

State-of-the-Art Technology

The Company has been a pioneer in its use of technology and will continue to do so as it strives to enhance customer service and operating efficiency. KLLM was one of the first temperature-controlled carriers to be 100% equipped with Qualcomm satellite tracking. The Company is very proficient in its use of electronic data interchange ("EDI"), which allows customers to tender loads, receive load-tracking information and pay invoices electronically. KLLM also has a progressive website that facilitates communication between employees, customers, investors and vendors, and allows customers to track their shipments.

Less Seasonal and Cyclical than Most Other Carriers

KLLM's top customers have temperature-controlled and dry freight shipping needs and look to KLLM to offer solutions to both needs. Also, in recent years, the Company has made a concerted effort to attract customers that are less price sensitive and have more "driver-friendly" freight. As a result, approximately 65% of KLLM's freight is food or food-related; the balance is spread among other products such as chemicals, plastics, medical supplies and cosmetics. Management believes that KLLM has less exposure to highly seasonal food-related products, and is therefore less seasonal than other temperature-controlled carriers. In addition, management estimates that KLLM has less exposure to capital goods and manufactured products, and is therefore less cyclical than most dry freight carriers.

II.  Industry Overview

A.   KLLM's Industry Segments

KLLM competes in two segments of the for-hire truckload carrier industry - the temperature-controlled segment and the dry van truckload segment.

The Temperature-Controlled Market is Estimated at $9 billion

KLLM competes primarily in the interstate temperature-controlled market, which is estimated at $9.0 billion annually. The for-hire temperature-controlled market is highly fragmented with the top ten players controlling roughly 40% of the for-hire segment. The largest company within the for-hire segment is Prime, Inc., which in 1998 had revenue of $412 million and a 7% market share.


                                  Chart II-1
                    Interstate Temperature-Controlled Market
                         1998 Estimated Size $9 Billion

                                [ONE PIE CHART]

            Private fleets              $3 billion         35%
            For-hire                    $6 billion         65%
            KLLM - 2.5% of total temperature-controlled market


                              Source: American Trucking Association and Company estimates

KLLM Ranks Fifth Among the Top Ten Temperature-Controlled Carriers

                                  Table II-1
                     Top Ten Temperature-Control Carriers
                                  (millions)

                                     1998
       Company                      Revenue
       -------                      -------
Prime Inc.                          $  404
C.R. England                           383
FFE Transportation Services            350
Rocor International                    347
KLLM                                   229
Marten Transport                       194
Simon Trans. Services                  194
Stevens Transport                      170
Midwest Coast Transport                128
Willis Shaw Express                    107
                                    ------
Total                               $2,506
                                    ======

                                    Source: Transport Topics


The For-Hire Dry Van Truckload Carrier Market is Estimated to be $55 billion

The size of the for-hire dry van truckload carrier market has been estimated by the Department of Transportation to be $55 billion, or about 30% of the entire long-haul trucking market, making it the largest segment. KLLM entered this segment with its 1995 acquisition of Vernon Sawyer.


B.   Dedicated Fleets

The Use of Dedicated Fleets is Growing Dramatically

In August 1998, KLLM launched its new dedicated logistics program to manage the private fleets and/or distribution channels of large shippers. This initiative has added such customers as Ameriserve, First American Carriers (a division of MBM-Meadowbrook Meats), Millard Refrigerated Services and SuperValu.

The dedicated fleet market has grown in excess of 50% for each of the last several years and is expected to continue to grow at a rapid pace as more companies outsource their trucking operations. It is estimated that 75,000 companies have private trucking fleets, representing a market opportunity in excess of $91 billion.


C.   Major Industry and Segment Trends

In addition to general economic conditions, the trucking industry and KLLM are affected by a number of other trends, including consolidation, technological advancement, private-fleet outsourcing and driver shortages. These trends clearly favor the larger, better-capitalized companies. Accordingly, owner-operators, private fleets and small carriers are expected to lose considerable market share to large carriers like KLLM.

Industry Consolidation Favors KLLM

As shippers realize that the use of numerous suppliers increases their traffic management expenses and decreases efficiency, many have turned to a "core carrier" strategy, which requires dealing with as few carriers as possible. In C.H. Robinson's 1998 Temperature Controlled Logistics Report, a survey indicated that 69% of shippers who manufacture and/or distribute temperature-controlled goods used a core carrier strategy. Furthermore, 64% of the respondents said that they use, on average, fewer than ten carriers and 43% said they would continue to reduce their number of carriers. As shippers use fewer carriers, they are choosing carriers that offer a broad range of services, have access to a lot of equipment, and that deliver high quality service at a competitive price. Smaller carriers are finding it difficult to grow and are increasingly being forced to either choose a specific niche, merge, acquire, sell or go out of business.

KLLM is well positioned to capitalize on the trend towards the use of core carriers as it is one of the largest temperature-controlled carriers and offers a comprehensive array of transportation services. In addition, KLLM has the advanced informational technologies necessary to support these operations.

Technology is Driving the Trucking Industry

Real-time information flow is essential to shippers looking for ways to save costs through such techniques as just-in-time inventory and logistics management. Moreover, efficient and streamlined supply chain management is particularly important when dealing with temperature-sensitive products. As a result, shippers are increasingly using carriers that have made investments in information technology systems for such uses as tracking and

                                                               [PHOTO OF DRIVER]
tracing, temperature monitoring in transit, and EDI. Also, shippers are increasingly using third-party logistics providers (3PLs) to analyze their transportation methods and to implement more cost-effective practices. Therefore as the use of 3PLs increases, carriers with increased technological capabilities will have a distinct advantage over their competitors. The costs of keeping pace with the rapid technological changes within this industry are likely to be most efficiently recovered by large, for-hire carriers like KLLM.

Private Fleet Operators are Finding it Cost Effective to Outsource Their Transportation Operations

The increased use of dedicated fleets provides a significant market opportunity to large, for-hire carriers like KLLM. The outsourcing of dedicated fleets is attractive to shippers because it enables them to reallocate resources to their core competencies and can provide significant cost savings. Outsourcing enables companies to i) eliminate capital expenditures for tractors, trailers and maintenance equipment, ii) reduce overhead in terms of staff needed to comply with shipping regulations, iii) decrease liability and legal exposure relating to accidents and iv) free themselves from the labor intensive tasks of recruiting and training drivers.

Driver Turnover Continues to be a Significant Issue

The most significant constraints in the trucking industry are recruiting and retaining qualified drivers. It is estimated that the industry needs to recruit almost 100,000 new drivers annually to meet shippers' demands. Average industry turnover rates range from 100% to 120%, while turnover costs are estimated to range from $6,000 to $10,000 per incident in retraining costs and lost productivity. In addition, this chronic problem also consumes much of management's time and energy.

KLLM is proactively addressing these issues and has recently implemented a new pay package and other initiatives that have reduced driver turnover and increased driver experience. The new pay package included a 20% increase in base pay per mile and a less complicated incentive package. Expansion of KLLM's dedicated fleet and regional operations will also help to reduce turnover as these operations are driver-friendly with more consistent routes and less time away from home. To attract new drivers, the Company has a full-time staff of recruiting personnel and offers incentives to current drivers for referrals.

III. Background

A.   Company History

Tom Kobuke, W.J. "Billy" Liles, B.C. "Benny" Lee and Henry Moudy founded KLLM in 1963. From 1963 to 1967, KLLM operated primarily as a freight broker. In 1967, the Company established its own fleet with the purchase of three tractor-trailer combinations. Between 1967 and 1986, the Company grew rapidly and in 1986 the Company completed its initial public offering. In 1995, KLLM acquired Vernon Sawyer as its entree into the dry van market, and in 1998 KLLM launched its dedicated logistics operations.

During the period between 1994 and 1997, KLLM initiated and subsequently discontinued a number of new ventures not directly related to its core trucking operations, including intermodal and maritime operations, which caused the Company to lose focus and business suffered. Also, from January 1994 to July 1998, KLLM had three different Chief Executive Officers. However, under the direction of Jack Liles and the current management team, KLLM has completed steps to reorganize its operations and the Company's focus has returned.
Exhibit III-1 illustrates the simplification of its operating structure and focus on its core trucking businesses.

                                 Exhibit III-1
                                      KLLM
                          Corporate Structure Changes

                     [1995 Corporate Organizational Chart
                    Current Corporate Organizational Chart]

B.   Incorporation

KLLM Transport Services, Inc. is a Delaware corporation, which is the successor by merger to KLLM Distributing, Inc., a Mississippi corporation incorporated in 1964. KLLM Transport Services, Inc. owns all of the outstanding shares of KLLM, Inc., a Texas corporation, which owns (or leases) and operates substantially all of the Company's tractors and trailers and holds all of the operating rights presently used in the Company's business.

C.   Ownership

Table III-2 indicates the ownership of the Company's common stock by individuals or affiliated groups known to hold more than five percent of the Company's outstanding shares.

                                  Table III-2
                                      KLLM
                              Ownership Structure

                                     Shares   Ownership            Filing
          Name of Owner               Held    Percentage   Source   Date
          -------------              -------  ----------   ------  ------
        Gilder Gagnon Howe           960,878     23.5%     13F      6/99
        Liles Family                 680,400     16.6%     Proxy    3/99
        Lee Family                   550,000     13.4%     Proxy    3/99
        Brinson Partners             428,597     10.5%     13F      6/99
        Franklin Resources           322,000      7.9%     13F      6/99
        Dimensional Fund             299,998      7.3%     13F      6/99

                                               Source:  Bloomberg

IV.  Operations

A.   Operating Divisions

KLLM's operations are carried out by two divisions: (i) the Temperature-Controlled Division and (ii) Vernon Sawyer, the dry van division. Within the Temperature-Controlled Division, KLLM offers long-haul, regional and dedicated fleet truckload services in the United States, Canada and parts of Mexico. Vernon Sawyer offers dry van truckload services primarily in the southeastern United States. KLLM uses teams and single drivers to haul temperature-controlled freight, whereas, Vernon Sawyer uses single drivers. Both Company-owned and owner-operated tractors and trailers are used to provide the Company's transportation services. However, temperature-controlled services using Company-owned tractors and trailers account for the vast majority of the Company's revenue. For 1998, the Temperature-Controlled Division accounted for approximately 83% of the Company's total revenue, as presented in Chart IV-1.

                                  Chart IV-1
                                     KLLM
                           1998 Revenue by Division
                                  (millions)

                                [ONE PIE CHART]

               Vernon Sawyer                  $ 38.6         17%
               Temperature-Controlled         $190.4         83%


KLLM's regional temperature-controlled operations are used to complement its long-haul operations and provide a value-added service not typically provided by other long-haul, temperature-controlled carriers. KLLM's regional fleet is used to transport goods from warehouse or hub to the final point of destination and when combined with KLLM's long-haul operations, provides certain customers with a comprehensive solution for transporting temperature-sensitive products.
KLLM's regional temperature-controlled service is available in four geographical areas, which approximates a 400-mile radius around its terminals in Atlanta, Georgia; Fontana, California; Portage, Indiana; and Carlisle, Pennsylvania. Regional drivers become familiar with routes and customers through repeat deliveries. Regional drivers receive compensation based on productivity. Customers are charged on a time and variable expense basis.

KLLM's dedicated logistics operations enable a company to outsource all or part of its temperature-controlled transportation/logistics requirements. In the typical dedicated logistics engagement, KLLM provides its customers with a predetermined number of tractors, temperature-controlled trailers and drivers over a defined time period. KLLM's dedicated fleet customers include Ameriserve, First American Carriers (a division of MBM-Meadowbrook Meats), Millard Refrigerated Services and SuperValu. Currently, 65 tractors have been assigned to dedicated fleet programs. Dedicated drivers are paid a salary and customers are charged weekly on a time and variable expense basis. Because certain sole-transportation provider relationships, such as those with Fresh Express and Swiss Colony, are charged on a basis consistent with either long-haul or regional operations, they are considered part of those operation and not dedicated fleet operations.


B.  Customers

KLLM transports a wide variety of temperature-sensitive products, including food, consumer products, beverages, medical supplies, and raw materials for many of the leading companies in the United States. Because of the diversity of KLLM's freight profile, management believes that KLLM is less seasonal than other temperature-controlled carriers and less cyclical than most dry freight carriers. Also, in the recent years the Company has made a concerted effort to seek temperature-controlled customers who are more service sensitive than they are price-sensitive and that have more "driver-friendly" freight, requiring less handling and waiting. KLLM's freight profile for the fiscal year ended January 1, 1999 is depicted in Chart IV-2.

                                  Chart IV-2
                                     KLLM
                             1998 Freight Profile

                                [ONE PIE CHART]

                        Food & Beverage         65%
                        Chemicals & Plastics    20
                        Paper                    3
                        Medical Supplies         3
                        Home & Personal          3
                        Other                    6

Sales by Customer

KLLM maintains strong customer relationships and is recognized throughout the industry as a high-quality service provider. The Company recently received Union Carbide's Supplier Quality Award, was named Carrier of the Year by both Pillsbury and BASF, and was named Most Improved Carrier by both Baxter Healthcare and Arch Chemicals. KLLM's largest 10 customers accounted for approximately 50% of its revenue for the fiscal year ended January 1, 1999. Fresh Express, the Company's largest customer, accounted for 17% of the Company's 1998 revenue.

                         [PHOTOGRAPH OF PRODUCT LOGOS]

                                  Table IV-1
                                     KLLM
                               Top Ten Customers
                                  (millions)


     Company                        1996    Rank   1997    Rank   1998    Rank
     -------                        -----   ----   -----   ----   -----   ----
Fresh Express                       $20.4     2    $27.8     1    $39.7     1
Pillsbury                            18.4     3     15.9     3     16.0     2
Procter & Gamble                      8.3     7     13.3     4     12.8     3
Kraft                                20.7     1     17.3     2     11.7     4
Georgia Pacific                       7.1     8      8.9     6      8.8     5
M&M/N.A.L.S                          12.7     4      8.8     8      8.8     6
Kroger Company                        9.8     5      9.9     5      7.5     7
BASF Corporation                      8.3     6      8.8     7      6.9     8
Allegiance Healthcare                 2.5    12      6.4     9      5.3     9
Costco Wholesale                     None            3.8    10      3.2    10


KLLM has been involved with Fresh Express for over four years and transports almost 100% of their temperature-sensitive products. As this relationship has evolved, KLLM has become an integral part of Fresh Express' operations. KLLM hauls raw product from growers primarily in California and Arizona to Fresh Express' processing plants in Salinas, California; Atlanta, Georgia; Chicago, Illinois and Green Castle, Pennsylvania. From the Salinas facility, KLLM utilizes its long-haul and regional fleets to transport products to customers in a broad geographical area. From the other three Fresh Express facilities, KLLM uses its regional fleet to transport products to customers in those areas. Due to logistical complexities and a substantial learning curve associated with this account, management believes it would be very difficult for Fresh Express to replace KLLM as its primary temperature-controlled transportation provider.

The decrease in sales to Kraft, M&M/Mars and BASF were primarily the result of customer and trucking lane rationalization efforts by KLLM. This rationalization process increased rates for outlying areas and less traveled routes. As a result, sales declined for certain customers, but the accounts became more profitable.

KLLM's largest dry van customers are Georgia Pacific, M&M/Mars, International Paper and James River. Dry van sales have been consolidated with temperature-controlled, by customer, and are included in Table IV-1.


C.  Trucking Lanes

Temperature-Controlled Division

Table IV-2 lists the annual number of temperature-controlled deliveries for the top ten states.

                                   Table IV-2
                        Temperature-Controlled Division
                           1998 Number of Deliveries

                             State      Deliveries
                             -----      ----------
                              CA          16,757
                              TX          16,397
                              GA          12,181
                              IL          12,115
                              PA          10,516
                              OH           8,559
                              AL           7,364
                              NY           6,803
                              NC           5,927
                              TN           5,709


Vernon Sawyer

Vernon Sawyer's primary lanes are the southcentral and southeastern United States, with Texas, Louisiana, Arkansas, Mississippi, Tennessee and Alabama being the top states.

D.   Utilization

Since Jack Liles took over as Chief Executive Officer in July 1998, the Company has regained its focus and its trucking operations have shown steady improvement. As Chart IV-3 illustrates, revenue per tractor per week has increased significantly since reaching its low in the third quarter of 1998. In addition, for the quarter ended July 2, 1999, deadhead decreased for the second quarter in a row to 12.9%. Deadhead is expected to decline further as a result of improved driver staffing and the conversion to 53-foot trailers, which will enable the Company to compete more effectively for dry freight back hauls.

                                  Chart IV-3
                                     KLLM
                         Revenue per Tractor per Week

[Bar chart of Revenue per Tractor per week by quarter and by Company-owned temperature-controlled, Company-owned dry van and total, beginning 1Q97 and ending 2Q99]

                                  Chart IV-4
                                     KLLM
                                Deadhead Percent

[Bar chart of Deadhead Percent by quarter and by Company-owned temperature-controlled, Company-owned dry van and total, beginning 1Q97 and ending 2Q99]

   Legend:  CO = Company-owned, TC = Temperature-Controlled and DV = Dry Van

Revenue per Loaded Mile

The average revenue per loaded mile was $1.270 and $1.297 for 1997 and 1998, respectively. Chart IV-5 illustrates the average revenue per loaded mile for the Company and each division by quarter. Revenue per loaded mile for the Temperature-Controlled Division has increased due to the growth of the regional and dedicated fleet operations.

                                  Chart IV-5
                                     KLLM
                            Revenue per Loaded Mile

[Bar chart of Revenue per Loaded Mile by quarter and by Company-owned temperature-controlled, Company-owned dry van and total, beginning 1Q97 and ending 2Q99]

E.  Average Length of Haul

KLLM's overall average mile per haul is approximately 950 miles. This average has been decreasing over the last three quarters due to the growth its regional and dedicated temperature-controlled fleets. The average length of haul is typically shorter for Vernon Sawyer than it is for the Temperature-Controlled Division. In 1998, the average length of haul was 916 miles and 997 miles for the Company-owned temperature-controlled tractors and Vernon Sawyer tractors, respectively. In 1998, the average length of haul for owner-operated temperature-controlled tractors was 1,059 miles.

                                   Chart IV-6
                                      KLLM
                             Average Length of Haul

                     [Bar chart of Average Length of Haul]


F.   Revenue Equipment

                     [TWO PHOTOS OF TRACTORS AND TRAILERS]

The Company's transportation services are provided through the use of Company-operated and owner-operated equipment. KLLM utilizes modern tractors and trailers for their fuel efficiency, improved capacity, lower maintenance expense, visual appeal and driver retention characteristics. For the quarter ended July 2, 1999, the Company's tractor fleet averaged 1,501 Company-operated tractors and 302 owner-operated tractors. As of September 1999, the Company either owned or leased 1,518 tractors, 2,158 temperature-controlled trailers and

814 dry van trailers. A detailed list of the Company's revenue equipment is included as Appendix A.

The Company's standard tractors are Freightliner air-ride conventional sleeper cabs with ABS brakes, Qualcomm satellites and Detroit Diesel Series 60 engines. Most of the Company's temperature-controlled trailers are 53-foot Wabash trailers with Carrier cooling units, and all of its dry van trailers are 53-foot trailers.

Revenue Equipment Replacement Policy and Use of Leases

In general, KLLM trades its tractors every three years, its temperature-controlled trailers every five years and its dry van trailers every six to seven years. The decision to lease or buy is made on a case-by-case basis. However, since 1998 the Company has been leasing a greater proportion of revenue equipment. As of September 1999, the Company has leased 400 tractors and 1,200 temperature-controlled trailers. Since 1997, virtually all of the Company's operating leases are "walk away" leases, with three-year and five-year terms for tractors and trailers, respectively. By the end of 1999, the Company will have no operating leases that exceed these terms.

In 1998, KLLM upgraded its fleet with the purchase of approximately 200 new tractors, the majority of which were Freightliner Century Class. KLLM plans to further upgrade its tractor fleet with the purchase of 400 new Freightliner Century Class before the end of 1999, all of which are replacement tractors. KLLM has buy-back agreements with Freightliner that management believes to be consistent with industry standards.

Management decided in December 1997 to accelerate its trailer fleet conversion from 48-foot trailers to 53-foot trailers in order to maintain its position as a leader in the temperature-controlled segment. To accomplish the conversion, KLLM negotiated an agreement with Wabash to trade the Company's 48-foot temperature-controlled trailers at predetermined values over the course of three years. In return, KLLM will acquire from Wabash and lease from a third party a like number of trailers for a predetermined price. The leases for these trailers are "walk away" leases and KLLM does not guarantee the residual value and it therefore has no financial exposure in this regard. Since KLLM requested a number of bids for this transaction, both the value received for the old 48-foot trailers and the cost of the new 53-foot trailers are believed to be competitive. As of January 2, 1998, the Company had 1,860 48-foot temperature-controlled trailer and to-date has either disposed of or traded 1,117 of these trailers. Of the remaining 48-foot trailers, 136 will be traded in 1999 and 607 will be traded in 2000. The net impact of these trailer transactions has already been reflected in the Company's 1997 financial results as impairment of long lived assets.

G.   Maintenance

Prior to the end of 1997, KLLM had a four-year trade cycle for tractors and a seven-year trade cycle for most trailers, which was longer than the warranty period for this equipment. In addition, significant portions of KLLM's maintenance operations were outsourced. As a result, maintenance expense as a percent of revenue increased substantially. However, KLLM has taken the necessary steps to correct this situation and reverse the trend. The Company now handles the majority of its maintenance in-house and trades its tractors every three years and its temperature-controlled trailers every five years, which coincides with the warranty periods for this equipment.


H.   Facilities

Table IV-3 lists the location, use, square footage and ownership of KLLM's facilities.

                                  Table IV-3
                                     KLLM
                                  Facilities

                                                                    Square           Owned or
 Location                    Main Use                                Feet     Land    Leased
-----------       ---------------------------------------------     -------  ------- ----------
Jackson, MS       Admin. and dispatch office space                  11,000  48 acres  Owned
Jackson, MS       Driver recruiting and office space                19,200  14 acres  Owned*
Jackson, MS       Office space and 14 bay maintenance               52,000            Owned*
Atlanta, GA       Terminal office space and six bay maintenance     25,000  17 acres  Owned
Bastrop, LA       Terminal office space and four bay maintenance    44,300  17 acres  Owned
Portage, IN       Terminal office space                                800   1 acre   Leased
Carlisle, PA      Terminal office space and six bay maintenance     14,600   5 acres  Leased
Denison, TX       Four bay maintenance                               6,400   4 acres  Leased
Laredo, TX        Dispatch office space                                400            Leased
Fontana, CA       Terminal office space                              2,000   2 acres  Leased
------------
*  Building is owned and land is leased from a related party.

I.  Technology

KLLM was the first nationwide temperature-controlled carrier to utilize fleet-wide satellite communications. All KLLM trucks are linked to the Company's Jackson, Mississippi headquarters through a Qualcomm satellite communications system. This system enables the Company to monitor the status and location of every KLLM truck on the road at any given time and facilitates the analysis of
operations with the data it generates.   In addition, it provides a two-way
communication link between drivers and terminal personnel.

[PHOTO]

KLLM also utilizes the latest in EDI technology, which allows the Company to transmit and receive various types of information electronically, including billing, status notification, notification of receipt of payment, bills of lading, load tendering, service or performance standards and third party messaging.

KLLM's website is another indication of the Company's commitment to being a service and technology leader within the trucking industry. The KLLM website, which is updated periodically throughout the day, contains customer service telephone numbers, driver information, investor relations, and other useful information and capabilities designed to facilitate communication among employees, customers and vendors. Additionally, the Company's website enables customers to track recent shipments in a secure environment.

                      [LOGOS OF KLLM TRANSPORT SERVICES]


J.   Sales and Marketing

The Company has a full-time staff of eight salespersons who, along with certain executives, are responsible for developing new accounts. Once a customer relationship is established, the primary Company contact is an operations manager who is either dedicated to a specific customer or is responsible for a geographic territory. Working from the Company's corporate headquarters in Jackson, Mississippi, the managers contact existing customers to solicit
additional business.   KLLM's marketing strategy is to increase revenues by
devoting more of the Company's resources to providing better service to a more focused segment of its existing customer base. In doing so, the company believes it will develop a growing list of new accounts with better volume, operating characteristics and profit potential.

V.   Human Resources

A.   Organizational Structure

As Exhibit V-1 below illustrates, KLLM's structure is relatively flat and is organized by function. KLLM uses cross-functional teams as well as other participatory management techniques to facilitate communications among employees. The Company is an equal-opportunity employer and is committed to maintaining high employee morale and commitment by providing competitive pay and a positive work environment.

                                  Exhibit V-1
                                     KLLM
                              Organization Chart

       [Organization chart showing Vice-President and Senior Personnel]

B.   Management

The top seven managers have over 87 years of combined experience at KLLM. Brief informational biographies of the top managers are presented below.

Jack Liles, Chairman, President and Chief Executive Officer (age 48). Mr. Liles joined KLLM in 1974 and was elected to his current position in July 1998. He is the son of W.J. "Billy" Liles, one of the founders of KLLM. He has served the Company in a variety of management positions, including Vice President of Marketing and President of Rail Services.

Nancy Sawyer, Senior Vice President and Chief Operating Officer (age 55). Ms. Sawyer joined KLLM in 1995 with the acquisition of Vernon Sawyer where she held a variety of senior management positions during her tenure.

Steven Dutro, Senior Vice President and Chief Financial Officer (age 43). Mr. Dutro joined KLLM in 1986 and since then he has served the Company in a variety of management positions, including Vice President of Strategic Planning, Vice President of Finance, and Controller. Before joining KLLM, Mr. Dutro was an accountant with Big 10 Tire Company from 1981 to 1986 and was a senior auditor with Ernst & Young from 1977 to 1981.

Irene Howard, Chief Counsel, Vice President of Human Resources and Risk Management, and Assistant Secretary (age 47). Ms. Howard joined KLLM in 1993 and before that she was a partner with the law firm of Thomas, Price, Alston, Jones & Davis from 1986 to 1993. In addition, Ms. Howard served as a member of the Mississippi State Legislature's PEER investigative group from 1985 to 1986, and was a member of the Mississippi State Personnel Board from 1976 to 1985.

Jim Richards, Vice President of Customer Service (age 35). Mr. Richards joined KLLM in 1987 and has served the Company in a variety of management positions including Senior Customer Service Manager.

James Sorrels, Vice President of Safety and Training (age 43). Mr. Sorrels joined KLLM in 1978 and has served the Company in a variety of management positions, including President of Express Systems (owner operator fleet), President of Contract Logistics, and Vice President of Customer Service.

Vince Schott, Vice President of Information Systems (age 33). Mr. Schott joined KLLM in 1993 after serving as a senior analyst at Conway Computer & Software from 1990 to 1993, and as a senior analyst at Anderson Consulting from 1987 to 1990.


C.   Staffing by Major Function

Table V-1 contains a listing of the number of employees by function from 1995 to 1998. As of July 2, 1999, KLLM employed 1,928 full-time equivalent workers.

                                   Table V-1
                                     KLLM
                        Number of Employees by Function

                                       1995   1996   1997   1998   As of 7/2/99
                                       -----  -----  -----  -----  ------------
Drivers (Excluding Owner-Operators)    1,833  1,657  1,742  1,551         1,512

Maintenance                              215    171    110    114           147
Information Technologies                   9      9     13     16            16
Sales & Marketing                         15     16     12     12            12
Other                                    250    229    222    246           241
                                       -----  -----  -----  -----         -----
Subtotal Non-Drivers                     489    425    357    388           416
                                       -----  -----  -----  -----         -----
Total Employees                        2,322  2,082  2,099  1,939         1,928
                                       =====  =====  =====  =====         =====

Ratio of Tractors to Non-Driver Employees

Non-driver staff has been reduced from its high in 1995. However, KLLM increased non-driver staff slightly in 1998 in anticipation of modest fleet growth in 1999. In 1999, KLLM increased its maintenance staff by 33, as it is more cost effective to perform certain maintenance functions in-house. Excluding the increase in maintenance personnel, KLLM reduced its non-driver headcount in 1999 by five.

                                   Chart V-1
                                     KLLM
                   Ratio of Tractors to Non-Driver Employees

                                  [BAR CHART]

                                  1995   3.7
                                  1996   4.0
                                  1997   5.1
                                  1998   4.6
                                6/1999   4.3

D.   Drivers

KLLM's ratio of Company-employed drivers to Company-owned tractors is set forth in Chart V-2. As of July 2, 1999, KLLM had 1,512 drivers (including approximately 85 permanent teams) and 296 owner-operators. While the total number of Company-employed drivers at July 2, 1999 is lower than it was at the end of 1998, the reduction is mainly attributed to the planned decrease in student-drivers. As a result of the new driver compensation package, improved hiring techniques, and lower turnover of experienced drivers, KLLM was able to dramatically cut its student driver force. As of December 31, 1999, KLLM had 128 student drivers. By July 2, 1999, the number of student drivers was cut by 58 to 70, representing a 45% reduction. Also, compared to July 1998, KLLM has approximately 60 more drivers than it had the previous year.

                                   Chart V-2
                                     KLLM
          Ratio of Company-Employed Drivers to Company-Owned Tractors

                                  [Bar Chart]

                                1995        1.3
                                1996        1.2
                                1997        1.2
                                1998        1.1


Driver Retention and Compensation

Driver turnover continues to be one of the most critical operating issues facing trucking companies. However, while the industry generally averages between 100% and 120% turnover, KLLM's turnover had reached 140% in 1998. KLLM's relatively high turnover rate in 1998 resulted in an 11% reduction in driver-employees and negatively impacted earnings. To combat driver turnover, the Company implemented a new driver compensation plan in September 1998, which included a 20% increase in base pay per mile and a simplified incentive plan. KLLM's new base pay per solo driver ranges from $.23 and $.39 per mile based on the driver's amount of experience. Teams are paid a starting base rate of up to $.41 per mile. Overall, management believes that the new pay package resulted in a 7% annual increase in average driver compensation.

A number of other initiatives have also helped KLLM retain more drivers and attract a higher quality driver. These initiatives include: (i) a $10,000 five-year anniversary bonus, (ii) an examination of driver "wait times" to increase productivity, (iii) the implementation of a dedicated fleet program,
(iv) the expansion of KLLM's regional fleet with more "driver friendly" routes,
(v) upgraded trucks for drivers who obtain one million accident free-miles, (vi) a drive to own program and (vii) a sincere commitment from senior management to make KLLM a place where drivers want to work. Although these measures have raised the Company's cost structure, management believes the increase will be offset by lower recruiting and training costs, better driver availability, improved customer service, reduction in student drivers, and fewer and less severe accidents.

KLLM's efforts are paying off as driver turnover is currently running below industry norm and the Company has significantly increased the experience level of its drivers. For the six months ended July 2, 1999, KLLM's driver turnover rate was approximately 94%. As of September 1999, 82% of KLLM's lead drivers had more than one year of truck driving experience and 43% had more than five years of truck driving experience. In addition, 55% of lead drivers have been with KLLM for more than one year.


E.   Summary of Benefits

Medical, Dental and Life Insurance

KLLM provides group insurance after 90 days of employment to all full-time employees who elect such coverage. The plan includes health, dental and life insurance, and is third party administered by Blue Cross-Blue Shield of Mississippi. In addition, optional supplemental life insurance is available for KLLM employees through payroll deduction.

Long-Term Disability Insurance

KLLM employees are eligible for long-term disability insurance after one year of full-time employment with the Company. Employees are automatically enrolled into the plan twice a year. This coverage coordinates with the Company's worker's compensation should the disability arise from a work-related injury.

Retirement Plan (401K)

After six months of active service, each KLLM employee is eligible to participate in the KLLM Retirement Plan. Under the plan, an employee can contribute anywhere from one to 16.5% of his or her income. The Company matches the employee's contribution amount up to a maximum of four percent.

Stock Purchase Program

In October of each year, KLLM employees with one year of active service are eligible to purchase KLLM's stock. The following October, the employee has the option of either accepting the stock or of receiving a refund of the amount withheld through payroll deduction, along with accrued interest.

VI.  Legal, Environmental and Insurance

A.   Litigation

KLLM is involved in various claims and routine litigation incidental to its business. Although the actual amount of liability, if any, with respect to these matters cannot be accurately determined, management believes that these matters will not have a materially adverse effect on the Company's consolidated financial position.

B.   Environmental

The operations of the Company are subject to various federal, state and local laws and regulations relating to the environment. The Company believes that its operations are in substantial compliance with such laws. Although the Company is unable to predict what legislation or regulations may be adopted in the future with respect to environmental protection and waste disposal, existing legislation and regulations have had no material adverse impact on the Company's competitive position.

The Company has above ground fuel tanks at its Jackson, Mississippi and Bastrop, Louisiana facilities and has underground fuel tanks at its Atlanta, Georgia facility. Management is not currently aware of any material environmental issue relating to its fuel storage operations.

C.   Insurance

The Company is self-insured in all states for liability up to $350,000 per occurrence and maintains excess coverage up to $50,000,000 per occurrence. The Company is also self-insured for worker's compensation claims in all states that
allow self-insurance.   The self-insurance portion for workers' compensation is
$250,000 in Mississippi and $500,000 in all other states.

D.   Accident Rates and Loss Development Reserves

As of July 2, 1999 the Company had reserves of $14.5 million for self-insured risk. Management reasonably believes that the Company's current loss reserve adequately covers the amount of its potential claims. KLLM uses an independent advisor to access its self-insured liability risk on a regular basis and makes the appropriate adjustments to its loss reserves.

E.   Safety

As Chart VI-1 illustrates the twelve-month rolling average of the number of preventable accidents per million miles has decreased dramatically, mainly as the result of KLLM hiring more experienced drivers. In addition, the severity of accidents has also decreased. Management estimates that drivers that have less than one year of driving experience account for almost 75% of accidents. Engine governors are set at 65 mph for most drivers and 68 mph for Million Milers.

As of September 1999, KLLM had 82 driver-employees that have driven over one million accident free miles. For their accomplishments, Million Milers are furnished with Freightliner Classics, which is a special truck with a larger cab and is fully equipped with a television, VCR, refrigerator and a customized graphics package. In addition, Million Milers are publicly recognized for their accomplishments and they receive various other gifts and benefits.

In a June 12, 1998 audit by the U.S. Department of Transportation, KLLM received a "Satisfactory" rating meaning that the Company had adequate safety management controls in place to effect substantial compliance with the federal motor carrier safety and/or hazardous material regulations.

                                  Chart VI-1
                                     KLLM
               Number of Preventable Accidents per Million Miles
                        (Twelve-month rolling average)


                                 [Line Graph]

                            January 1998      5.54
                            April 1998        6.17
                            July 1998         6.35
                            October 1998      5.95
                            January 1999      5.80
                            April 1999        5.12
                            July 1999         4.46
                            October 1999      4.19

F.   Y2K Program

Management has taken the Y2K issue seriously, and the Company is currently finishing the final steps required to be Y2K compliant.

VII. Financial Overview

The Company's historical financial results were derived from financial statements audited by Ernst & Young, LLP and from other internal financial reports. A copy of the January 1, 1999, audited statements is included as Appendix B and the Company's latest 10-Q is included as Appendix C. Interim financial results are unaudited and were derived from the Company's 10-Q. KLLM's Pro Forma Historical Income Statements (Exhibit VII-1) are on the following page. The Company's fiscal year-end is the Friday nearest December 31st.


A.   Sales

Consolidated Sales

Chart VII-1, set forth below, depicts consolidated sales and sales by division from 1995 to 1998. Other revenue consisted of certain intermodal and international operations that were discontinued in 1996. In 1995, Vernon Sawyer accounted for approximately 5% of consolidated sales, whereas in 1998, this division accounted for almost 17% of consolidated sales. From 1995 to 1998, Vernon Sawyer grew at a compound annual rate of almost 50%. The decrease in temperature-controlled sales in 1998 was primarily due to a shortage of qualified drivers. Sales for the Temperature-Controlled Division have been flat for the last couple of years as the result of customer and trucking lane rationalization efforts by KLLM.

                                  Chart VII-1
                                     KLLM
                              Consolidated Sales
                                  (millions)

                                  [Bar Chart]

                                    1995     1996     1997     1998
                                   ------   ------   ------   ------
        Vernon Sawyer              $ 11.7   $ 26.3   $ 34.1   $ 38.6
        Temperature-Controlled      199.9    209.1    206.7    190.4
        Other                        17.9     10.8        -        -
                                   ------   ------   ------   ------
            Total                  $229.5   $246.2   $240.8   $229.0
                                   ======   ======   ======   ======

                                 Exhibit VII-1
                                     KLLM
             Historical Income Statements--Consolidated Operations
                                  (thousands)

                                                                                           Twenty-Six Weeks Ended
                                                           1996        1997        1998      July 3, 1998   July 2, 1999     LTM
                                                         --------    --------    --------    ------------   ------------   -------
OPERATING REVENUE FROM TRUCKLOAD OPERATIONS              $246,222    $240,766    $228,988      $119,303       $116,560    $226,245
OPERATING EXPENSES:
  Salaries, wages and fringe benefits                      71,318      75,748      73,143        37,837         40,357      75,663
  Operating supplies and expenses                          69,859      62,828      56,938        28,845         28,116      56,209
  Insurance, claims, taxes and licenses                    14,227      17,751      13,729         7,188          5,941      12,482
  Depreciation and amortization                            21,872      21,432      18,270         9,174          8,941      18,037
  Purchased transportation and equipment rent              54,272      51,692      50,840        26,167         26,206      50,879
  Other                                                     9,629      10,986      11,657         5,714          5,545      11,488
  (Gain) loss on sale of revenue equipment                 (1,657)        185      (1,231)         (207)          (508)     (1,532)
                                                         --------    --------    --------      --------       --------    --------
TOTAL OPERATING EXPENSES FROM TRUCKLOAD OPERATIONS        239,520     240,622     223,346       114,718        114,598     223,226
                                                         --------    --------    --------      --------       --------    --------
OPERATING RATIO                                              97.3 %      99.9 %      97.5 %        96.2 %         98.3 %      98.7 %

OPERATING INCOME (LOSS) FROM TRUCKLOAD OPERATIONS           6,702         144       5,642         4,585          1,962       3,019

NON-RECURRING ITEMS AND DISCONTINUED OPERATIONS
  Operating revenue from rail oeprations                   10,466      3,319                                                   --
  Rail operations expenses                                (10,818)    (4,228)                                                  --
  Impairment of long lived assets/1/                                 (15,754)                                                  --
  Restructuring charge                                                (1,906)                                                  --
                                                         --------    --------    --------      --------       --------    --------
    SUBTOTAL                                                 (352)    (18,569)        --            --             --          --
                                                         --------    --------    --------      --------       --------    --------
OPERATING INCOME (LOSS)                                     6,350     (18,425)      5,642         4,585          1,962       3,019

OTHER INCOME AND EXPENSES:
  Gain on sale of property                                                            858           858                        --
  Interest and other income                                    59          68          87            68             21          40
  Interest expense                                         (4,783)     (4,363)     (3,551)       (1,826)        (1,711)     (3,436)
                                                         --------    --------    --------      --------       --------    --------
    SUBTOTAL                                               (4,724)     (4,295)     (2,606)         (900)        (1,690)     (3,396)
                                                         --------    --------    --------      --------       --------    --------
EARNINGS (LOSS) FROM CONTINUING OPS, BEFORE INCOME TAXES    1,626     (22,720)      3,036         3,685            272        (377)
  Income tax expense (benefit)                                721      (8,000)      1,200         1,475            100        (175)
                                                         --------    --------    --------      --------       --------    --------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                905     (14,720)      1,836         2,210            172        (202)
                                                         --------    --------    --------      --------       --------    --------
  LOSS FROM NON-RECURRING ITEMS--NET OF TAXES                (139)                                  --            (247)       (247)
                                                         --------    --------    --------      --------       --------    --------
NET EARNINGS (LOSS)                                      $    766    $(14,720)   $  1,836      $  2,210       $    (75)   $   (449)
                                                         ========    ========    ========      ========       ========    ========

EBITDA Calculation:
  Operating income from truckload operations             $  6,702    $    144    $  5,642      $  4,585       $  1,962    $  3,019
  Depreciation and Amortization                            22,055      21,508      18,270         9,174          8,941      18,037
                                                         --------    --------    --------      --------       --------    --------
  EBITDA                                                 $ 28,757    $ 21,652    $ 23,912      $ 13,759       $ 10,903    $ 21,056
  EBITDA MARGIN                                              11.7 %       9.0 %      10.4 %        11.5 %          9.4 %       9.3 %

Percent of Operating Revenue:
  Salaries, wages and fringe benefits                        29.0 %      31.5 %      31.9 %        31.7 %         34.6 %      33.4 %
  Operating supplies and expenses                            28.4 %      26.1 %      24.9 %        24.2 %         24.1 %      24.8 %
  Insurance, claims, taxes and licenses                       5.8 %       7.4 %       6.0 %         6.0 %          5.1 %       5.5 %
  Depreciation and amortization                               8.9 %       8.9 %       8.0 %         7.7 %          7.7 %       8.0 %
  Purchased transportation and equipment rent                22.0 %      21.5 %      22.2 %        21.9 %         22.5 %      22.5 %
  Other                                                       3.9 %       4.6 %       5.1 %         4.8 %          4.8 %       5.1 %
  (Gain) loss on sale of revenue equipment                   (0.7)%       0.1 %      (0.5)%        (0.2)%         (0.4)%      (0.7)%
                                                         --------    --------    --------      --------       --------    --------
  Total                                                      97.3 %      99.9 %      97.5 %        96.2 %         98.3 %      98.7 %
                                                         --------    --------    --------      --------       --------    --------

-----------
/1/ Impairment of long lived assets has been reclassified from an operating expense as illustrated in the Company's audited financials to a non-recurring item.

B.   Operating Expenses

Variable and Fixed Operating Expenses

Table VII-1 contains a breakdown of operating expenses by variable, fixed transportation and general and administrative costs. An aggressive cost containment program implemented in 1998 enabled the Company to reduce general and administrative expenses by $2.0 million and fixed transportation costs by $2.8 million compared against the previous year.

                                  Table VII-1
                                     KLLM
Statement of Variable, Fixed Transportation and General and Administrative Costs
                                  (millions)

                                                      1996      %      1997*      %      1998     %
                                                     ------   ------   ------   ------  ------  ------
Revenues                                             $246.2   100.0%   $240.8   100.0%  $229.0  100.0%
Variable Expenses:
   Purchased Transportation                            48.2    19.6%     46.0    19.1%    43.0   18.8%
   Driver Pay, Benefits & Taxes                        52.0    21.1%     53.6    22.3%    55.2   24.1%
   Fuel                                                34.9    14.2%     33.2    13.8%    28.2   12.3%
   Insurances                                          12.6     5.1%     16.4     6.8%    11.6    5.1%
   Repairs & Maintenance                               11.7     4.8%     12.6     5.2%    14.2    6.2%
   Other                                               18.1     7.4%     15.5     6.4%    12.6    5.5%
                                                     ------   -----    ------   -----   ------  -----
      Total Variable Expenses                         177.5    72.1%    177.3    73.6%   164.8   72.0%

Contribution Margin                                    68.7    27.9%     63.5    26.4%    64.2   28.0%

Fixed Transportation Costs:
   Shop Wages, Benefits & Taxes                         6.9     2.8%      4.7     2.0%     4.2    1.8%
   Revenue Equipment Rent & Leases                      4.8     1.9%      5.3     2.2%     7.8    3.4%
   Revenue Equip. Depreciation                         19.9     8.1%     19.4     8.1%    16.7    7.3%
   Other                                                6.5     2.6%      7.8     3.2%     5.7    2.5%
                                                     ------   -----    ------   -----   ------  -----
      Total Fixed Trans. Costs                         38.1    15.5%     37.2    15.4%    34.4   15.0%

General and Admin. Costs:
   Salaries, Benefits & Taxes                          13.0     5.3%     12.9     5.4%    10.6    4.6%
   Other                                               10.9     4.4%     13.3     5.5%    13.6    5.9%
                                                     ------   -----    ------   -----   ------  -----
      Total General & Admin. Costs                     23.9     9.7%     26.2    10.9%    24.2   10.6%
                                                     ------   -----    ------   -----   ------  -----

Operating Income From Truckload Ops.                 $  6.7     2.7%   $  0.1     0.0%  $  5.6    2.4%
                                                     ======   =====    ======   =====   ======  =====

-------------
* Operating expenses exclude $15.8 million for the impairment of long-lived assets.

Contribution Margin

KLLM's total contribution margin (trucking revenue less variable trucking expenses) has averaged approximately 28% over the last four years. Historically, the contribution margin for the Vernon Sawyer division has been higher than that of the Temperature-Controlled Division. This is due to the lower utilization, greater use of owner-operators and higher operating costs associated with the Company's temperature-controlled operations versus its dry van operations.

                                  Chart VII-2
                                     KLLM
                              Contribution Margin
                                  (millions)

                                  [Bar Chart]

                         1995        $70.3       30.6%
                         1996         68.7       27.9
                         1997         63.5       26.4
                         1998         64.2       28.0


C.   Consolidated EBIT and EBITDA

                                  Chart VII-3
                                     KLLM
                                EBIT and EBITDA
                                  (millions)

                               [Two Bar Charts]

                                     EBIT         EDITDA

                         1995        $6.5         $29.5
                         1996         6.7          28.8
                         1997          .1*         21.7*
                         1998         5.6          23.9


       * Includes pro forma add-back of $15.8 million for impairment of long-lived assets.

D.   Balance Sheet Review

KLLM's Historical Balance Sheets are presented as Exhibit VII-2 below.

                                 Exhibit VII-2
                                     KLLM
              Historical Balance Sheets--Consolidated Operations
                                  (thousands)

                                                       1/1/99           7/2/99
                                                      --------         --------
CURRENT ASSETS
  Cash and cash equivalents                          $    756          $  1,142
  Accounts receivable                                  21,132            24,390
  Inventories - at cost                                   597               771
  Prepaid expenses:
    Tires                                               2,758             2,847
    Other                                               2,490             3,395
                                                     --------          --------
                                                        5,248             6,242
                                                     --------          --------
  Assets held for sale                                  1,530             1,530
  Deferred income taxes                                 5,818             5,818
                                                     --------          --------
TOTAL CURRENT ASSETS                                   35,081            39,893
                                                     --------          --------

PROPERTY AND EQUIPMENT
  Property and equipment                              131,953           134,957
  Accumulated depreciation and amortization           (33,741)          (39,703)
                                                     --------          --------
                                                       98,212            95,254
                                                     --------          --------
  OTHER ASSETS                                             69                22
                                                     --------          --------
TOTAL ASSETS                                         $133,362          $135,169
                                                     ========          ========

CURRENT LIABILITIES
  Accounts payable and accrued expenses              $ 11,745          $ 13,574
  Accrued claims expense                               15,041            14,452
  Current maturities of long-term debt and
   capital leases                                       2,857               --
                                                     --------          --------
TOTAL CURRENT LIABILITIES                              29,643            28,026

LONG-TERM DEBT AND CAPITAL LEASES                      36,571            41,000
DEFERRED INCOME TAXES                                  14,480            14,480
                                                     --------          --------

STOCKHOLDERS' EQUITY
  Common stock                                          4,559             4,559
  Additional paid-in capital                           32,858            32,840
  Retained earnings                                    18,569            18,494
                                                     --------          --------
                                                       55,986            55,893
                                                     --------          --------
Less common stock in treasury                          (3,318)           (4,230)
  TOTAL STOCKHOLDERS' EQUITY                           52,668            51,663
                                                     --------          --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $133,362          $135,169
                                                     ========          ========

E.   Fixed Assets

Table VII-2 outlines the Company's cost of fixed assets, accumulated depreciation and book value by asset class.

                                  Table VII-2
                                     KLLM
                           Capital Equipment Summary
                         (millions as of July 2, 1999)


                                                 Accumulated   Book
                                          Cost   Depreciation  Value
                                         ------  ------------  -----
Tractors                                 $ 82.3      $23.8     $58.5
Trailers                                   37.7        8.1      29.6
Land                                        1.0          -       1.0
Buildings & Improvements                    7.2        2.7       4.5
Autos & Trucks                              0.2        0.2         -
Shop Equipment                              0.2        0.1       0.1
Furniture & Fixtures                        1.3        0.9       0.4
Computer Software                           2.7        2.2       0.5
Data Processing Equipment                   2.4        1.7       0.7
                                         ------      -----     -----
Total                                    $135.0      $39.7     $95.3


Depreciation Methods for Revenue Equipment

For tractors, the difference between the original cost and guaranteed buyback amount is depreciated over three years using the straight-line method. Generally the guaranteed buyback amount represents 50% to 55% of the original cost. For dry van trailers, the difference between original cost and estimated fair market value at time of disposal is depreciated over seven years using the straight-line method. By the end of 2000, approximately 1,800 of the Company's temperature-controlled trailer fleet will be subject to operating leases, which are not capitalized and depreciated.


F.   Net Operating Loss Carryforward

The Company has a net operating loss carryforward for income tax purposes of approximately $27 million, which expires at various dates through the year 2018.